June 12, 1998

ANDREWS & KURTH L.L.P.
Attorneys
Texas Commerce Tower
600 Travis, Suite 4200
Houston, Texas 77002


Board of Directors
Matrix Service Company
10701 East Ute Street
Tulsa, Oklahoma 74116

Ladies and Gentlemen:

     We have acted as counsel to Matrix Service Company, a Delaware corporation (the "Company") in connection with the Company's Form S-8 relating to the registration under the Securities act, of 1933, as amended, of the issuance of up to an additional 550,000 shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), pursuant to the Matrix Service Company 1991 Stock Option Plan, as amended (the "Plan").

     As the basis for the opinions hereinafter expressed, we have examined such corporate records and documents, certificates of corporate and public officials and such other instruments as we have deemed necessary for the purposes of the opinions contained herein. As to all matters of fact material to such opinions, we have relied upon the representations of officers of the Company. We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity with the original documents of all documents submitted to us as copies.

     Based upon the foregoing and having due regard for such legal considerations as we deem relevant, we are of the opinion that the Shares have been duly authorized, and that the Shares, when issued in accordance with the terms of the Plan, will be validly issued, fully paid and nonassessable.

     We hereby consent to the inclusion of this opinion as an exhibit to the Registration Statement.

                               Very truly yours,


                               ANDREWS & KURTH LLP